UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Sigma Lithium Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

826599102
(CUSIP Number)

May 3, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826599102	13G

1	NAMES OF REPORTING PERSONS
Fitpart Fund Administration Services Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,462,539

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
5,462,539

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,462,539

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.095%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1(a).	Name of Issuer:

Sigma Lithium Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

2200 HSBC Building
885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by Fitpart Fund Administration Services Ltd.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of Fitpart Fund Administration Services Ltd. is:

Bahamas Financial Centre, 4th Floor
Shirley & Charlotte Streets
P.O. Box CB-13515
Nassau, The Bahamas

Item 2(c).	Citizenship:

 Fitpart Fund Administration Services Ltd. is a Bahamian private limited company.

Item 2(d).	Title of Class of Securities:

 Common Shares, no par value

Item 2(e).	CUSIP Number:

 826599102

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

NOT APPLICABLE

Item 4.	Ownership.

The information in Item 1 and Items 5 though 11 on the cover page of this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Fitpart Fund Administration Services Ltd. is an investment manager.  The clients of Fitpart Fund Administration Services Ltd. have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein.

No one other person’s interest in the securities reported herein is more than 5%.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

 NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

 NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

 NOT APPLICABLE

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2023

FITPART FUND ADMINISTRATION SERVICES LTD.

By:	/s/ Fernando Antonio Botelho Prado
	Name:	Fernando Antonio Botelho Prado
	Title:	Chief Executive Officer